

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 14, 2018

Francis R. Amato
Chief Executive Officer
Electrocore, LLC
150 Allen Road, Suite 201
Basking Ridge, New Jersey 07920

Re: Electrocore, LLC
Amendment No. 2 to Registration Statement on Form S-1
Filed June 11, 2018
File No. 333-225084

Dear Mr. Amato:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Corporate Conversion, page 65

1. Given that the corporate conversion is not intended to be completed before the effectiveness of this registration statement and electroCore, Inc. is not the current registrant or signatory to the filing, please tell us when electroCore, Inc. and its officers and directors intend to sign the registration statement and how the legality opinion required under exhibit 5.1 of your registration statement will be affected by the timing of the conversion to a Delaware corporation.

Exhibit 5.1

2. The opinion states that "[i]n rendering the foregoing opinion, we have assumed that the Company will comply with all applicable notice requirements regarding uncertificated shares provided in the Delaware General Corporation Law." Please tell us why you

believe this is a necessary and appropriate assumption for your opinion or file an opinion that does not contain this assumption.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: John L. Cleary, II, Esq.
        Dentons US LLP